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10025688

SEC Mail Processing
Section

FEB 26 2010

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~42820~~ 50015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TripleTree, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 France Avenue South, Suite 150
(No. and Street)

Edina (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marilynn Rowley (952)832-3341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way, Suite 225 (Address) Edina (City) MN (State) 55435 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Marilynn Rowley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARY JO KLEVEN
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2011

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2009 and 2008

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying statement of financial condition of TripleTree, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2008 were audited by TK Advisors Ltd, who merged with Moquist Thorvilson Kaufmann Kennedy & Pieper LLC as of November 1, 2009, and whose report dated February 23, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TripleTree, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants
Edina, Minnesota

February 25, 2010

7650 Edinborough Way, Suite 225 • Edina, Minnesota 55435 • Phone 952-854-5700 • Fax 952-854-1163
3140 Harbor Lane, Suite 100 • Plymouth, Minnesota 55447 • Phone 763-550-1100 • Fax 763-550-1644
www.mtkcpa.com

TRIPLETREE, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

ASSETS

	2009	2008
Assets:		
Cash	$ 1,753,524	$ 2,465,088
Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively	103,372	98,222
Accounts receivable, other (Note 7)	37,469	5,802
Prepaid expenses	15,450	35,164
Property and equipment, net (Note 2)	49,478	67,178
Other assets	-	50
Total assets	$ 1,959,293	$ 2,671,504

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
Liabilities:		
Accounts payable (Note 7)	$ 21,148	$ 12,954
Preferred distribution payable (Note 4)	-	33,332
Accrued expenses	75,477	279,888
Deferred rent	1,820	12,740
Total liabilities	98,445	338,914
Commitment and contingencies (Note 5)	-	-
Members' equity (Note 4)	1,860,848	2,332,590
Total liabilities and members' equity	$ 1,959,293	$ 2,671,504

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF INCOME

For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Investment banking	$ 3,728,069	$ 9,180,392
Interest	17,553	38,562
Gain on sale of investments	30,073	-
Other income	5,014	-
Total revenues	3,780,709	9,218,954
Expenses:		
Compensation, benefits and payroll taxes	2,834,287	5,372,638
Marketing	453,428	458,250
Occupancy	202,698	198,079
Other administrative expenses	300,617	1,471,198
Total expenses	3,791,030	7,500,165
Net income (loss)	(10,321)	1,718,789
Preferential distribution to preferred members (Note 4)	-	33,332
Net income (loss) to common members	$ (10,321)	$ 1,685,457

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2009 and 2008

Balance at January 1, 2008	$ 1,807,210
Net income	1,718,789
Preferential distribution to members (Note 4)	(33,332)
Issuance of common Class A units (Note 4)	250,000
Issuance of subscription receivable (Note 4)	(250,000)
Distributions to common members (Note 4)	(1,160,077)
Balance at December 31, 2008	2,332,590
Net loss	(10,321)
Payments on subscription receivable (Note 4)	69,279
Distributions to common members (Note 4)	(530,700)
Balance at December 31, 2009	$ 1,860,848

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

For the Years Ended December 31, 2009 and 2008

	2009	2008
Subordinated borrowings at December 31	$ -	$ -
Issuance of subordinated notes payable	-	-
Subordinated borrowings at December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (10,321)	$ 1,718,789
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	22,858	28,875
Loss on disposal of property and equipment	-	161
Gain on sale of investments	(30,073)	-
Decrease (increase) in assets:		
Accounts receivable	(5,150)	169,557
Accounts receivable, other	(1,594)	(4,009)
Prepaid and other assets	19,764	(13,712)
Increase (decrease) in liabilities:		
Accounts payable	8,194	(33,237)
Accrued expenses	(204,411)	8,907
Deferred rent	(10,920)	(10,921)
Net cash provided by (used in) operating activities	(211,653)	1,864,410
Cash flows from investing activities:		
Purchase of property and equipment	(5,158)	(11,314)
Payment received on subscription receivable	30,379	-
Net cash provided by (used in) investing activities	25,221	(11,314)
Cash flows from financing activities:		
Preferential distribution to preferred members	(33,332)	(33,332)
Distributions	(491,800)	(1,160,077)
Net cash used in financing activities	(525,132)	(1,193,409)
Increase (decrease) in cash	(711,564)	659,687
Cash - beginning of year	2,465,088	1,805,401
Cash - end of year	$ 1,753,524	$ 2,465,088
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2009 and 2008

Supplemental disclosures of non-cash financing activities:

During 2009, a $38,900 installment on the subscription receivable was paid by a corresponding reduction of the member's 2009 distributions (Note 4).

During 2009, the Company exercised its right to effect a cashless exercise of a warrant it held. As of December 31, 2009, the Company recorded a receivable aggregating $30,073 representing the net proceeds to be received from the sale of the underlying stock.

During 2008, the Company issued 250,000 Class A common units in exchange for a $250,000 subscription receivable (Note 4).

During 2008, the Company declared preferred unit distributions aggregating $33,332, (Note 4) which are reflected on the accompanying statement of financial condition as preferred distributions payable.

Note 1: Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC (the "Company") was organized on January 13, 1997 in accordance with Chapter 322B of the Minnesota statutes relating to limited liability companies. Pursuant to the articles of organization, the Company will exist for a thirty year period, expiring January 13, 2027. The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States. In addition, the Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's corporate offices are located in Edina, Minnesota.

Reserve Requirements:

The Company is exempt from preparing the computation for determination of reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission and information related to the possession or control requirements under that rule.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits (Note 5). The Company believes it has its cash deposits at high quality financial institutions. The Company believes no significant credit risk exists with respect to these deposits.

Accounts receivable arise from the Company providing investment banking services to its clients located throughout the United States. The Company is typically dependent on a small number of customers for its investment banking fees (Note 5) and generally does not require any collateral from its customers. At December 31, 2009 and 2008, 74% and 59%, respectively, of accounts receivable were owed by three and five customers, respectively.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. As of December 31, 2009 and 2008, accounts receivable specified as past due aggregated $4,094 and $12,174, respectively, with no reserve for bad debts recorded. If circumstances change, the Company's estimates of the collectability of amounts due could change by a material amount.

Trade accounts receivable serve as collateral for the Company's line of credit (Note 3).

Note 1: Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using straight-line and accelerated methods and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Revenue Recognition:

The Company recognizes revenue for investment banking and consulting engagements as the services are performed. The Company also receives success fees which are recognized as revenue once the investment banking transaction has closed and the fee is reasonably determinable.

Income Taxes:

The Company is a Minnesota limited liability company. Taxable income or loss of the Company is allocated in accordance with the general provisions of the member control agreement. The Company has elected under the Internal Revenue Code to be treated as a partnership. In lieu of corporate income taxes for federal and state purposes, the members are generally taxed on their proportionate share of taxable income. Accordingly, no provision for income taxes has been included in the financial statements.

On January 1, 2009, the Company adopted Financial Accounting Standards Board guidance specifically related to uncertain tax positions. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. For entities taxed as a partnership, tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes to the Company. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties has been recorded at December 31, 2009. In addition, there was no cumulative effect adjustment required with the adoption of this guidance. The Company's remaining open tax years subject to examination include the years ended December 31, 2006 though 2008.

Guaranteed Payments to Members:

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than capital distributions.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 1: Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements:

In April 2009, the Financial Accounting Standards Board ("FASB") modified Accounting Standards Codification 820-10 *Fair Value Measurements* which requires expanded disclosures about fair value of financial instruments. This new accounting standard was adopted by the Company as of and for the year ending December 31, 2009. The adoption of this standard did not have a significant impact on the Company's financial statements.

In May 2009, the FASB modified Accounting Standards Codification 855-10, *Subsequent Events* which establishes the general standards of accounting for and disclosure of subsequent events. In addition, it requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This new accounting standard was adopted by the Company as of and for the year ending December 31, 2009. The adoption of this standard did not have a material impact on the financial statements, other than an expansion of required disclosures (Note 8).

In June 2009, the FASB modified Accounting Standards Codification 105-10, *Generally Accepted Accounting Principles* ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification as the source of authoritative U.S. GAAP recognized by the FASB. The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all literature related to a particular topic in one place. ASC 105-10 was effective for fiscal periods ending after September 15, 2009 and all previously issued accounting standard documents were superseded. During the year ending December 31, 2009, the Company adopted ASC 105-10, which did not have a significant impact on the Company's financial statements.

In June 2009, the FASB modified Accounting Standards Codification 810-10, *Consolidation* ("ASC 810-10"). ASC 810-10 modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. ASC 810-10 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. ASC 810-10 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity and requires additional disclosures about a company's involvement in variable interest entities. ASC 810-10 will be effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company is currently assessing the impact ASC 810-10 will have on its financial statements.

Note 2: Property and Equipment

Property and equipment consisted of the following at December 31:

	2009	2008	Estimated Useful Lives In Years
Office furniture and equipment	$ 265,997	$ 265,997	7
Computer equipment	136,075	130,917	5
Leasehold improvements	82,357	82,357	5
Total property and equipment	484,429	479,271	
Less accumulated depreciation	434,951	412,093	
Property and equipment, net	$ 49,478	$ 67,178	

Depreciation expense was $22,858 and $28,875 for 2009 and 2008, respectively.

Note 3: Note Payable, Bank

The Company has a $250,000 discretionary line of credit, all of which was available as of December 31, 2009. The line of credit bears interest at a variable rate (5.50% at December 31, 2009) and contains an interest rate floor of 5.50%. The line of credit is collateralized by substantially all corporate assets and is guaranteed by two officers/members of the Company. The line of credit expires in April 2010.

At December 31, 2008, the Company had a similar revolving line of credit agreement with no outstanding balance.

Note 4: Members' Equity

Because the entity is organized as a limited liability company, members' liability is limited.

The Company's articles of organization require that each ownership unit have the same financial and governance rights; however, the Board of Governors can establish or designate more than one class of units as well as the relative rights and preferences of each such class of units.

As of December 31, 2009 and 2008, the Company had authorized an aggregate of 30,000,000 units with 10,000,000 units authorized for each unit class (Voting Class A, Non-Voting Class B and Preferred). Issued and outstanding units were as follows:

	Units		
	Voting Class A Common	Non-Voting Class B Common	Preferred Units
December 31, 2009	4,923,333	-	-
December 31, 2008	4,590,000	-	333,333

Class A and B Common Units:

Class A common units have voting rights whereas Class B common units are non-voting.

Note 4: Members' Equity (Continued)

Class A and B Common Units (Continued):

In January 2008, the Company issued 250,000 Class A common units to a new member in exchange for a $250,000 promissory note. The note accrues interest at 4.25% and is due in four annual installments of $69,279 beginning December 31, 2008. During 2009, $30,379 of payments had been received and the remaining balance of the first installment aggregating $38,900 was paid by a corresponding reduction of the member's 2009 distributions. On January 6, 2010 the second installment of $69,279 was received by the Company. All payments received have been applied to the principal balance owed and no interest income has been recorded to date. The note matures December 31, 2011 and can be prepaid at any time. The note is collateralized by the units.

In 2009 and 2008, the Company had a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution could be modified or forgone. During the years ended December 31, 2009 and 2008, distributions aggregated $530,700 and $1,160,077, respectively.

Preferred Units:

Preferred units have voting rights and are convertible, at the option of the holder, into Class A common units. In October 2009, the member holding the preferred units exercised its option to convert all 333,333 outstanding preferred units into 333,333 Class A common units.

Preferred units accrue a cumulative annual preferred return distribution of $.10 per unit.

During 2009 and 2008, the Company declared $0 and $33,332, respectively, of preferred unit distributions. As of December 31, 2009 and 2008, these declared distributions are reflected as preferred distributions payable on the accompanying statements of financial condition.

Preferred units do not participate in any distributions of the Company other than the preferred distribution as described above and a preferential distribution at liquidation of the Company equal to $1.00 per preferred unit owned plus any unpaid preferred distributions.

The Company's member control agreement provides that preferred returns are treated as guaranteed payments within the meaning of Section 707(c) of the Internal Revenue Code (IRC). Otherwise, all income, profits, gains, losses, and tax credits will be allocated to the holders of the common units for income tax and financial accounting purposes based on the same manner as distributions were allocated.

Note 5: Commitments and Contingencies

Operating Leases:

The Company leases office space in Minnesota under a non-cancelable operating lease. Pursuant to the lease, the Company is required to pay a monthly base rent plus a pro-rata share of operating expenses and real estate taxes. The lease expires November, 2015 and has a renewal option for an additional five years.

The Company also leases office equipment under a noncancelable lease expiring November, 2013.

The future minimum payments required on the leases are as follows for the years ending December 31:

2010	$ 56,736
2011	129,889
2012	132,154
2013	134,184
2014	133,853
Thereafter	124,603
	$ 711,419

Total rent expense aggregated $208,297 and $201,988 for 2009 and 2008, respectively.

401(k) Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering all employees who meet certain eligibility requirements. Participant contributions are made through elective deferrals of compensation up to a maximum percentage allowable by statute. Participants vest immediately in their own contributions. The Company may provide matching and profit sharing contributions at the discretion of management. The participants become fully vested in the Company's contributions after five years of service. Company contributions for the years ended December 31, 2009 and 2008 were $0 and $212,761, respectively, and are included in accrued expenses on the accompanying statements of financial condition.

Financial Instruments:

At December 31, 2009, the Company had deposits in excess of federally insured amounts aggregating $947,719 at two financial institutions.

Significant Customers:

During 2009, the Company had revenue from one significant customer which represented 39% of investment banking fees. There were no amounts due from this customer at December 31, 2009.

During 2008, the Company had revenue from four significant customers which represented 62% of investment banking fees. Accounts receivable relating to these customers aggregated $336 at December 31, 2008.

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $1,655,079, which was $1,648,516 in excess of its required net capital of $6,563. The Company's ratio of aggregate indebtedness to net capital was .059:1 at December 31, 2009.

Note 7: Related Party Transactions

During 2009, the Company paid $167,800 of employee related and other expenses on behalf of its majority member of which $876 remained unpaid at December 31, 2009 and is reflected in accounts receivable, other on the accompanying statement of financial condition.

In addition during 2009, the majority member made a $1,373 non-interest bearing advance to the Company, all of which was outstanding at December 31, 2009, and included in accounts payable on the accompanying statement of financial condition.

Note 8: Subsequent Events

The date to which events occurring after December 31, 2009, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2010, which is the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Moquist Thorvilson Kaufmann
Kennedy & Pieper LLC

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying financial statements of TripleTree, LLC as of and for the year ended December 31, 2009 and have issued our report thereon dated February 25, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants
Edina, Minnesota

February 25, 2010

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

TRIPLETREE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Net Capital:	
Total members' equity	$ 1,860,848
Add:	
Subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	1,860,848
Deductions:	
Total non-allowable assets	(205,769)
Net capital	$ 1,655,079
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 21,148
Accrued expenses	75,477
Deferred rent	1,820
Total aggregate indebtedness	$ 98,445
Computation of basic net capital required:	
Net capital requirement is the greater of:	
Minimum dollar net capital requirement	$ 5,000
6-2/3% of aggregate indebtedness	$ 6,563
Excess net capital at 1,500 percent	$ 1,648,516
Excess net capital at 1,000 percent	$ 1,645,234
Ratio of aggregate indebtedness to net capital	.059:1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5) as of December 31, 2009:	
Net capital, as report in Company's Part II (unaudited) FOCUS report	$ 1,595,078
Audit adjustments, net	60,001
Net capital per above	$ 1,655,079
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 108,446
Audit adjustments, net	(10,001)
Total aggregate indebtedness per above	$ 98,445

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
TripleTree, LLC
Edina, Minnesota

In planning and performing our audit of the financial statements of TripleTree, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a is deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, the Company's designated self-regulatory organization and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
Certified Public Accountants
Edina, Minnesota

February 25, 2010

TRIPLETREE, LLC

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2009 and 2008